



14046922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC
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FEB 28 2014

Washington DC
404

SEC FILE NUMBER
8-66143

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sun Trading, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

100 South Wacker Drive, Suite 300
(No. and Street)

Chicago   IL   60606
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Malo   312-924-4724
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive   Chicago   IL   60606
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Christopher Malo _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Trading, LLC _____ , as of December 31 _____ , 20 13 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____

_____

_____

_____
Signature

CFO
_____
Title

Nancy J. Simenson ___ Feb. 27, 2014
Notary Public

"OFFICIAL SEAL"
Nancy J Simenson
Notary Public, State of Illinois
My Commission Expires 3/26/2017

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



Independent Auditor's Report

To the Member
Sun Trading, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Sun Trading, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sun Trading, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 26, 2014

1

Sun Trading, LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 764,840
Securities owned, at fair value (pledged)	415,450,950
Receivable from brokers and clearing organizations	11,537,929
Exchange memberships owned, at cost (fair value of $1,770,000)	2,766,500
Furniture and leasehold improvements, at cost, net of accumulated depreciation and amortization of $964,668	957,049
Receivable from affiliate	138,305
Other assets	2,183,969
Total assets	**$ 433,799,542**

Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 284,964,133
Payable to brokers and clearing organizations	81,895,681
Accounts payable, accrued expenses and other liabilities	10,010,442
Payable to affiliates	8,038,265
Deferred rent	857,447
	385,765,968
Member's equity	48,033,574
Total liabilities and member's equity	**$ 433,799,542**

See Notes to Statement of Financial Condition.

Sun Trading, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies

Sun Trading, LLC (the Company) was organized under the Limited Liability Company Act of Illinois on April 24, 2003. Pursuant to the Company's operating agreement effective April 25, 2003, as amended and restated, and the Contribution Agreement dated February 2, 2005, the Company is a wholly owned subsidiary of Sun Holdings, LLC (the Parent). The primary business of the Company is to trade as a market maker or principal in U.S. and foreign securities, over-the-counter (OTC) foreign exchange and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a member of various securities and derivative exchanges and is a registered market maker on BATS Exchange, Chicago Board of Options Exchange, NYSE Arca Options, and Philadelphia Stock Exchange.

Pursuant to the Company operating agreement effective April 25, 2003, as amended and restated, the Company will dissolve and the assets of the Company will be liquidated and the Company terminated upon the earliest to occur of December 31, 2041 or the occurrence of some other event specified under LLC Law as effecting such dissolution.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company defines cash equivalents as short-term highly liquid investments with original maturities of 90 days or less at date of acquisition that are not held for sale in the ordinary course of business.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value with the resulting realized gains and losses and change in unrealized gains and losses reflected in trading revenues, net in the statement of operations. Commissions and other trading fees are recorded on a trade-date basis as securities transactions occur and are reflected separately in the statement of operations.

The Company follows FASB guidance that allows for the alternative disclosure of gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Company to disclose on a combined basis the gains and losses related to all derivative and non-derivative (or cash) instruments classified as trading instruments disaggregated by type of underlying risk. Trading instruments include equity securities, exchange traded equity options, exchange traded funds, exchange traded futures, and OTC foreign exchange contracts. Realized and unrealized gains (losses) on both derivative and non-derivative instruments are disaggregated by type of underlying risk on the statement of operations.

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies (Continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition, either as receivable or payable from/to brokers and clearing organizations, as applicable.

Interest income and expense is recognized on the accrual basis. Dividend income and payments in lieu of dividends from equity securities sold, not yet purchased are recorded on the ex-dividend date.

Liquidity fees and rebates are recognized on the accrual basis and included in trading gains and losses, net.

The Company obtains financing from clearing brokers and global center banks from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Exchange memberships owned: The Company's exchange memberships held for operating purposes are recorded at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value has occurred in 2013.

Furniture and leasehold improvements: Furniture is being amortized over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.   For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions.

The Parent is generally not subject to tax examinations by U.S. Federal or state authorities for tax years before 2010.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the date of the statement of financial condition, whereas the income and expense items denominated in foreign currencies are translated at the rates in effect at the end of each period. Gains and losses resulting from foreign currency translation are included in trading gains and losses, net.

Recently adopted accounting pronouncements: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. See note 4 for adoption of this guidance.

Sun Trading, LLC

Notes to Statement of Financial Condition

Note 2. Receivable from/payable to Brokers and Clearing Organizations

Receivable from brokers and clearing organizations at December 31, 2013 consist of:

Cash	$ 12,000,032
Accrued payables, net	(462,103)
	$ 11,537,929

Payable to brokers and clearing organizations at December 31, 2013 consist of:

Cash	$ 81,055,001
Dividend and interest accrued, net	17,127
Financial instruments - futures contracts, net	581,860
Accrued payables, net	241,693
	$ 81,895,681

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

The Company maintains credit agreements to facilitate the financing of its trading in securities and OTC foreign exchange contracts and to facilitate the financing of its futures margin requirements. At December 31, 2013, the Company has a combined $643,389,701 in credit facilities pursuant to credit line agreements, with interest at negotiated rates that change, from time to time, based on market conditions. During the utilization of the lines, the Company must keep a combined minimum net liquidation balance, as defined, of $26,000,000. As of December 31, 2013, outstanding borrowings on these facilities totaled $244,510,728.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 3.   Fair Value of Financial Instruments (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the investment.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Equity securities, exchange traded equity options, exchange traded funds, and exchange traded futures that are traded in active markets are valued using quoted market prices or broker or dealer quotations and are classified as Level 1.

OTC foreign currency spot contracts are valued using third party observable market data. These financial instruments are classified as Level 1. As of December 31, 2013 there were no such open contracts.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and, except for exchange memberships owned and furniture and leasehold improvements, are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Sun Trading, LLC

Notes to Statement of Financial Condition

Note 3.   Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2013:

	Level 1
Assets	
Securities owned:	
Equity securities	$ 100,735,056
Equity options	32,825,449
Exchange traded funds	281,890,445
Total assets	$ 415,450,950
Liabilities	
Securities sold, not yet purchased:	
Equity securities	$ 78,164,703
Equity options	31,095,061
Exchange traded funds	175,704,369
	284,964,133
Payable to brokers:	
Futures contracts	581,860
	581,860
Total liabilities	$ 285,545,993

As of December 31, 2013, the Company had no assets or liabilities classified as Level 2 or Level 3.

Note 4.   Derivative Financial Instruments

The Company uses derivative financial instruments, including exchange traded equity options, exchange traded futures contracts, and OTC foreign exchange contracts, as part of its trading activities.

As a market maker and liquidity provider in various markets the Company employs arbitrage trading strategies between equity securities, exchange traded equity options, exchange traded futures, and OTC foreign exchange contracts. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. Accordingly, the Company manages risk against predetermined value-at-risk limits, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood. Footnote 10 describes the risks associated with trading derivative contracts.

Sun Trading, LLC

Notes to Statement of Financial Condition

Note 4. Derivative Financial Instruments (Continued)

At December 31, 2013, the Company's derivative activities had the following impact on the statement of financial condition in either payable to brokers, securities owned, or securities sold, not yet purchased, as detailed in Note 3:

Contract Type	Underlying Risk	Assets at Fair Value	Liabilities at Fair Value	Net
Futures	Equity products	$ -	$ (581,860)	$ (581,860)
Equity options	Equity price	32,825,449	(31,095,061)	$ 1,730,388
				$ 1,148,528

As of December 31, 2013, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following table provides disclosure regarding the potential effect of offsetting of recognized derivative instruments presented in the statement of financial condition at December 31, 2013:

Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities Presented in the Statement of Financial Position	Cash Collateral On Deposit *	Net Amount
Derivatives	$ 14,100	$ (595,960)	$ (581,860)	$ 581,860	$ -

* Represents the portion of approximately $9,000,000 of cash on deposit collateralizing the open positions.

Note 5. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2013 consist of:

Compensation benefits payable	$ 6,277,016
Other	3,733,426
	$ 10,010,442

Sun Trading, LLC

Notes to Statement of Financial Condition

Note 6.   Related-Party Transactions

At December 31, 2013, receivable from and payable to the Parent and entities affiliated through common ownership consist of:

	Receivable from Affiliate	Payable to Affiliates
The Parent	$ -	$ 3,319,340
Sun Trading International Ltd.	138,305	-
Sun Trading Solutions, LLC	-	4,718,925
	$ 138,305	$ 8,038,265

The Company has entered into a services agreement with the Parent and compensates the Parent for management services performed by the Parent. Further, the Parent reimburses the Company for certain salary expenses, miscellaneous operating expenses and a recharge for administrative services paid for by the Company. At December 31, 2013, the Company had a net payable to the Parent of $3,319,340 for these services.

The Company has an affiliate based in the United Kingdom, Sun Trading International Ltd. (STI). The Company has entered into a services agreement with STI and compensates STI for trading services less a recharge for trading services performed by the Company. At December 31, 2013, the Company had a net receivable from STI of $138,305 for these services.

The Company has an affiliate based in the United States, Sun Trading Solutions, LLC (STS). The Company has also entered into a services agreement with STS and compensates STS for use of computer equipment trading platforms and technology related services. Further, STS reimburses the Company for certain salary expenses, miscellaneous operating expenses and a recharge for administrative services paid for by the Company. At December 31, 2013, the Company had a net payable to STS of $4,718,925 for these services.

Note 7.   Furniture and Leasehold Improvements

Furniture and leasehold improvements at December 31, 2013 consist of:

Furniture	$ 85,315
Leasehold improvements	1,836,402
Accumulated depreciation and amortization	(964,668)
	$ 957,049

Notes to Statement of Financial Condition

Note 8.   Commitments and Contingencies

The Company leases office space under non-cancelable lease agreements that expire at various dates to June 2026. Per the terms of one of the office leases, the Company had a right to terminate its office lease effective January 1, 2014 by exercising the termination right by December 31, 2013 and paying a termination fee of approximately $998,000. Prior to December 31, 2013, the Company exercised the right to terminate and paid the termination fee. However, the Company subsequently agreed to new lease terms with the lessor and executed the fifth amendment to its office lease on January 3, 2014. The terms of the lease amendment rescinded the termination notice and specified the return of the termination fee within two business days of the execution of the amendment. The termination fee was returned according to the terms of the lease amendment. The termination fee receivable is included in other assets in the statement of financial condition at December 31, 2013.

The aggregate minimum annual lease commitments under these operating leases, exclusive of additional payments for operating and maintenance costs, are as follows:

Years ending December 31:

2014	$ 458,100
2015	495,369
2016	514,661
2017	480,412
2018	357,735
Thereafter	3,485,455
	$ 5,791,732

The Company recognizes rent expense on a straight-line basis over the term of the lease agreement. At December 31, 2013, the difference between recognized rent expense and actual cash payments for rent results in deferred rent in the statement of financial condition of $857,447.

The Company has provided a landlord a security deposit in the amount of $204,800 that is included in other assets in the statement of financial condition at December 31, 2013.

The Company has provided a landlord with a letter of credit in the amount of $54,742 which has been collateralized by money market account in the amount of $54,817.

In the normal course of business the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows.

Note 9.   Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Notes to Statement of Financial Condition

Note 10. Derivatives Activities and Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures, equity options, and other financial instruments with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company also has sold securities it does not own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which, at December 31, 2013, may exceed the amount recorded in the statement of financial condition.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and equity options, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Concentrations of credit risk: Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are cleared by a broker-dealer. Pursuant to agreement, the Company's clearing broker-dealer is required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of introducing brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its clearing broker or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing brokers.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 11. Employee Benefit Plans

The Company maintains a 401(k) Plan allowing its employees, aged 21 and over, to defer a portion of their pre-tax or post-tax compensation. The plan was implemented January 1, 2012 under the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is maintained as an ERISA 401(k) plan. During 2013, the Company made matching contributions of 50 percent of the employee's deferral amount and up to a maximum of 6 percent of the employee's compensation as defined by the Company's 401(k) Plan, subject to the IRS compensation limits. Participants are fully vested in their salary deferrals at all times and vest in the employer contributions based on years of service.

Note 12. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or 2 percent of the Company's aggregate debit items, as these terms are defined. The Company's minimum requirement is to maintain net capital equal to the lesser of (1) $2,500 for each security in which it makes a market (unless the security in which it makes a market has a market value of $5 or less, in which event the amount of net capital is $1,000 for each such security) based on the average number of such markets made by such broker or dealer during 30 days immediately preceding the computation and (2) $1,000,000. At December 31, 2013, the Company had net capital and net capital requirements of $37,182,709 and $1,000,000, respectively. The net capital rules may effectively restrict the distribution of member's equity.

Note 13. Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued and has determined that there are none.